

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 10, 2009

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd
Broomfield, CO 80021-8869

> **Re**: **Level 3 Communications, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 0-15658**

Dear Mr. Patel:

　　We have reviewed your supplemental responses letter dated April 13, 2009 and May 7, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 24, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Financial Statements for the year ended December 31, 2008

Note (14) Segment Information, page F-58

1. We have reviewed your response and the information presented to your chief operating decision maker, and it appears that Wholesale Markets, Business Markets, Content Markets, European Markets, Products & Marketing, and Global Network Services are each separate segments under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains adjusted EBITDA in which the chief operating decision maker can make decisions about resources to be allocated and assess performance. In addition, we note that four of these components are led by a president, one is led by a senior vice president, and one appears to be led by a chief marketing officer, who we believe are segment

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer managers as discussed in paragraph 14 of SFAS 131. While we understand that Products & Marketing and Global Network Services do not generate revenue, we believe these separate components are operating segments since they engage in business activities from which they *could* earn revenues (for example, if they charged the other components of your enterprise for services provided). In other words, we believe these two components represent vertically integrated operations, as contemplated by paragraphs 79 and 80 of SFAS 131.

We note from your response you believe your segment presentation is appropriate since cash flow information is not available for any of these components. However, cash flow information is not necessary for a component to constitute an operating segment, adjusted EBITDA information is sufficient.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, adjusted EBITDA, and adjusted EBITDA percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

Item 7: Management's discussion and analysis of financial condition and results of operations

Critical Accounting Policies and Estimates-

Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets, page 74

2. We are still evaluating your response to prior comment 1 and may have additional comments after we receive your response to the above comments.

General

3. Please submit your letter dated May 7, 2009 on EDGAR.

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal R. Dharia, Senior Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director